Exhibit 99.109

FINANCIAL STATEMENTS

Condensed consolidated interim unaudited financial statements

For the three-month period ended March 31, 2021 and 2020

(Expressed in thousands of Canadian dollars, except where otherwise indicated)

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of financial position

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	As at March 31,	As at December 31,
		2021	2020
ASSETS
CURRENT
Cash		34,073	4,520
Grants and other receivables		555	829
Restricted cash		158	158
Sales taxes receivable		1,807	736
Tax credits receivable		3,958	3,958
Prepaid expenses		1,109	215
Total current assets		41,660	10,416
NON-CURRENT
Tax credits receivable		3,966	3,802
Property and equipment assets	4	10,019	4,207
Intangible assets		783	920
Right-of-use assets	5	2,547	1,067
Restricted cash and deposits		767	744
Total non-current assets		18,082	10,740
Total assets		59,742	21,156
LIABILITIES
CURRENT		9,422	6,988
Accounts payables and accrued liabilities
Deferred grants		113	1,511
Current portion of lease liabilities	6	398	295
Borrowings	7	2,046	1,793
Total current liabilities		11,979	10,587
NON-CURRENT
Asset retirement obligation		621	621
Borrowings	7	1,914	-
Lease liabilities	6	2,174	781
Convertible bond		14,571	14,505
Total non-current liabilities		19,280	15,907
Total liabilities		31,259	26,494
EQUITY (DEFICIENCY)
Share capital	8.1	101,923	60,537
Warrants	8.2	649	867
Contributed surplus		9,991	9,894
Equity component of convertible bond		364	364
Deficit		(84,444)	(77,000)
Total equity (deficiency)		28,483	(5,338)
Total liabilities and equity		59,742	21,156
Commitments	16
Subsequent Events	17

APPROVED BY THE BOARD OF DIRECTORS

(s)	Eric Desaulniers – “Director”
(s)	Daniel Buron – “Director”

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

2

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of loss and comprehensive loss

(Amounts expressed in thousands of Canadian dollars, except per share amounts) - unaudited

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the three-month period ended
	Notes	March 31, 2021	March 31, 2020
		$	$
EXPENSES
Exploration and evaluation expenses	9	2,508	3,097
LiB[i] Anode Plant project expenses	10	283	552
General and administrative expenses	11	4,012	1,493
Operating loss		6,803	5,142
Net financial costs	12	641	96
Net loss and comprehensive loss		7,444	5,238
Basic and diluted loss per share	8.1	(0.22)	(0.20)
Weighted average number of shares outstanding		33,893,807	26,178,281

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

_______________________________

i Lithium-Ion Battery (“LiB”)

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of changes in equity

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Contributed	Equity component of		Total equity
	Notes	Number	Share capital	Warrants	surplus	convertible bond	Deficit	(deficiency)
			$	$	$	$	$	$
Balance as at January 1, 2021		27,299,332	60,537	867	9,894	364	(77,000)	(5,338)
Shares issued from placements	8.1	1,586,227	23,000	-	-	-	-	23,000
Warrants expired		-	-	(20)	20	-	-	-
Warrants exercised	8.2	7,821,700	17,825	(198)	-	-	-	17,627
Options exercised	8.3	272,001	1,168	-	(408)	-	-	760
Shares issued for interest payment		76,635	797	-	-	-	-	797
Share-based compensation	8.3		-	-	485	-	-	485
Share issue costs		-	(1,404)	-	-	-	-	(1,404)
Net loss and comprehensive loss		-	-	-	-	-	(7,444)	(7,444)
Balance as at March 31, 2021		37,055,895	101,923	649	9,991	364	(84,444)	28,483

	Notes	Number	Share capital	Warrants	Contributed surplus	Deficit	Total equity
			$	$	$	$	$
Balance as at January 1, 2020		26,178,281	56,184	2,224	7,368	(59,022)	6,754
Share-based compensation		-	-	-	61		61
Net loss and comprehensive loss		-	-	-	-	(5,238)	(5,238)
Balance as at March 31, 2020		26,178,281	56,184	2,224	7,429	(64,260)	1,577

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of cash flows

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended
	Notes	March 31, 2021	March 31, 2020
		$	$
OPERATING ACTIVITIES
Net loss		(7,444)	(5,238)
Depreciation and amortization	4	291	298
Unrealized foreign exchange gain		(15)	-
Loss on disposal of investment		-	4
Share-based compensation	8.3	485	61
Financial costs		652	59
Net change in working capital	13	(4,159)	1,922
Cash flows used in operating activities		(10,190)	(2,894)

INVESTING ACTIVITIES
Additions to property, plant, and equipment assets	4	(2,852)	(149)
Restricted cash and deposits		(23)	(142)
Tax credits and grants received		1,686	-
Cash flows used in investing activities		(1,189)	(291)

FINANCING ACTIVITIES
Proceeds from the issuance of placements		23,000	-
Proceeds from debt, net of issue costs		1,025	2,000
Repayment of borrowings and lease liabilities	6 & 7	(102)	(127)
Proceeds from the exercise of warrants	8.2	17,627	-
Proceeds from the exercise of stock options	8.3	760	-
Share issue costs		(1,378)	-
Cash flows from financing activities		40,932	1,873

Net change in cash		29,553	(1,312)
Cash at the beginning of the period		4,520	4,077
Cash at the end of the period		34,073	2,765
Additional information	13

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

  NOUVEAU MONDE GRAPHITE INC.

Notes to condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND LIQUIDITY RISK

Nouveau Monde Graphite Inc. (the “Company”) was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration, evaluation and development of mineral properties located in Québec and is developing a natural graphite-based anode material that would qualify as battery-grade material to supply the lithium-ion industry.

The Company’s shares are listed under the symbol NOU on the TSX Venture Exchange, NMGRF on the OTCQX Market and NM9 on the Frankfurt Stock Exchange. The Company’s registered office is located at 331 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

As at March 31, 2021, the Company had a positive working capital of $29,681, had an accumulated deficit of $84,444, and had incurred a loss of $7,444 for the three-month period then ended. Working capital included current tax credits receivable of $3,958 and cash of $34,073.

With the financing completed in the first quarter of 2021 and the exercise of warrants during the same period, management believes that the Company has sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months  as they fall due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company’s ability to continue future operations and fund its exploration, evaluation and development activities is dependent on management’s ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of strategic partnership, project debt finance, offtake financing, royalty financing and other capital markets alternatives. Management will pursue such additional sources of financing when required, and while management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The Company’s condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) published by the International Accounting Standards Board (“IASB”), including IAS 34 Interim Financial Reporting, and also using the same accounting policies and procedures as those used for the Company’s audited consolidated financial statements as at December 31, 2020. These condensed consolidated interim financial statements do not include all the disclosures and notes required for annual consolidated financial statements and should therefore be read with the Company’s audited consolidated financial statements as at December 31, 2020, which have been prepared in accordance with IFRS.

The condensed consolidated interim financial statements for the three-month period ended March 31, 2021 (including comparative statements) were approved and authorized for publication by the Board of Directors on May 13, 2021.

3. ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

In preparing its condensed consolidated interim financial statements, management makes several judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, revenues, and expenses.

Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, revenues, and expenses is presented below. Actual results may differ significantly.

Technical Feasibility and Commercial Viability

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors. By its nature, this assessment requires significant judgment.

NOUVEAU MONDE GRAPHITE INC.

Notes to condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Following the events of the quarter ended March 31, including the receipt of the decree for the Matawinie Project, management determined that the technical feasibility and commercial viability for the Matawinie Project was established as at March 31, 2021 and as a result, the project will exit the exploration and evaluation stage in the quarter ending June 30, 2021.

COVID-19 impact

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies, and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. As at March 31, 2021, the demonstration plant in Saint-Michel-des- Saints was producing graphite flakes similarly to pre-COVID-19 levels, activities related to the detail engineering of the mine and concentrator continues to advance, and the construction of the demonstration plant for the LiB Anode Project in Bécancour continues to make significant progress. However, in the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could, in the future, significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19.

NOUVEAU MONDE GRAPHITE INC.
Notes to condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

4. PROPERTY AND EQUIPMENT

	For the three-month period ended March 31, 2021
	Land	Buildings	Equipment	Computers	Furniture	Rolling stock	Assets under construction	Total
	$	$	$	$	$	$	$	$
COST
Balance as at January 1, 2021	507	2,642	-	56	70	24	1,206	4,505
Acquisition	1,726	40	131	34	-	-	3,917	5,848
Balance as at March 31, 2021	2,233	2,682	131	90	70	24	5,123	10,353
ACCUMULATED DEPRECIATION
Balance as at January 1, 2021	-	219	-	39	32	8	-	298
Depreciation	-	26	2	4	3	1	-	36
Balance as at March 31, 2021	-	245	2	43	35	9	-	334
Net book value as at March 31, 2021	2,233	2,437	129	47	35	15	5,123	10,019

	For the year ended December 31, 2020
	Land	Buildings	Equipment	Computers	Furniture	Rolling stock	Assets under construction	Total
	$	$	$	$	$	$	$	$
COST
Balance as at January 1, 2020	467	2,430	63	47	70	9	-	3,086
Acquisition	40	212	-	9	-	15	1,206	1,482
Write-Off/Disposals	-	-	(63)	-	-	-	-	(63)
Balance as at December 31, 2020	507	2,642	-	56	70	24	1,206	4,505
ACCUMULATED DEPRECIATION
Balance as at January 1, 2020	-	118	59	14	19	4	-	214
Depreciation	-	101	2	25	13	4	-	145
Write-Off/Disposals	-	-	(61)	-	-	-	-	(61)
Balance as at December 31, 2020	-	219	-	39	32	8	-	298
Net book value as at December 31, 2020	507	2,423	-	17	38	16	1,206	4,207

The construction in progress is comprised of deposits on equipment and is presented net of $1,748 in grants ($732 in 2020).

NOUVEAU MONDE GRAPHITE INC.
Notes to condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

5. RIGHT-OF-USE ASSETS

	For the three-month period ended March 31, 2021
	Buildings	Equipment	Rolling stocks	Total
	$	$	$	$
COST
As at January 1, 2021	1,297	339	273	1,909
New leases	1,598	-	-	1,598
End of leases	(247)	(312)	(109)	(668)
As at March 31, 2021	2,648	27	164	2,839
ACCUMULATED DEPRECIATION
As at January 1, 2021	386	321	135	842
Depreciation	104	2	12	118
End of leases	(247)	(312)	(109)	(668)
As at March 31, 2021	243	11	38	292
Net book value as at March 31, 2021	2,405	16	126	2,547

	For the year ended December 31, 2020
	Buildings	Equipment	Rolling stocks	Total
	$	$	$	$
COST
As at January 1, 2020	457	339	158	954
New leases	840	-	-	840
Remeasurement of lease	-	-	115	115
As at December 31, 2020	1,297	339	273	1,909
ACCUMULATED DEPRECIATION
As at January 1, 2020	157	167	67	391
Depreciation	229	154	68	451
As at December 31, 2020	386	321	135	842
Net book value as at December 31, 2020	911	18	138	1,067

Included in the depreciation of right-of -use assets for the period is $53 ($93 in 2020) that have been included under the Evaluation and exploration expenses and $41 (Nil in 2020) under the LiB Anode Plant project expenses line in the consolidated statements of loss and comprehensive loss.

NOUVEAU MONDE GRAPHITE INC.

Notes to condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

6. LEASE LIABILITIES
	For the three-month period ended	For the year ended
	March 31, 2021	December 31, 2020
	$	$
Opening balance	1,076	609
New liabilities and modifications of leases	1,598	955
Principal repayment	(102)	(488)
Ending balance	2,572	1,076
Current portion	398	295
Non-current portion	2,174	781

7. BORROWINGS

	For the three-month period ended	For the year ended
	March 31, 2021	December 31, 2020
	$	$
Opening balance	1,793	4,502
Proceeds	2,162	3,803
Repayment	-	(2,419)
Issue costs	-	(21)
Accretion of issue costs	5	25
Interest capitalized	-	209
Debts settled in exchange of Royalty	-	(4,306)
Ending balance	3,960	1,793
Current portion	2,046	1,793
Non-current portion	1,914	-

During the three-month period ended March 31, 2021, the Company paid a total of $27 ($36 for the first quarter of 2020) of interest to its lenders.

On January 29, 2021, the Company financed the purchase of a land located in Bécancour, Québec, through a financing agreement with the vendor, for a total of $1,137. The financed portion bears interest at 8% per annum and shall be repaid by December 2025. The Company may pay the balance of payment, in whole or in part, at any time without penalty.

During March 2021, the Company received $1.35M as part of a repayable contribution agreement with the Canada Economic Development for Quebec Regions. This contribution agreement bears no interest and will be repayable in 60 equal monthly installments starting September 2023. The loan was measured at the present value of all future payments discounted using a 5.50% interest rate, thus resulting in a loan valued at $1,025. The difference between the carrying value of the contribution and the discounted loan valued was recognized as a grant of $325.

8. EQUITY

8.1 SHARE CAPITAL

Authorized share capital

Unlimited number of common shares voting and participating, with no par value.

On January 20, 2021, the Company concluded a bought deal public offering agreement with BMO Capital Markets for 1,034,500 common shares, at a price of $14.50 per Common Share for gross proceeds of approximately $15M. The Company has granted BMO an option to purchase an additional 155,175, representing 15% of the number of Common Shares issued. BMO exercised their 15% option in full in the same month, for a proceed of $2.3M. The total proceeds obtained from this bought deal sums to approximately $17.3M.

NOUVEAU MONDE GRAPHITE INC.

Notes to condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

On February 12, 2021, the Company closed a private placement equity financing totalizing $5.8M and the Company issued a total of 396,552 common shares at a price of $14.50 per common share. Of this amount, Investissement Québec, acting as mandatory for the government of Québec, subscribed for 317,241 common shares, and Pallinghurst subscribed for the remainder of the common shares.

On March 24, 2021, the Company performed a ten-to-one share consolidation of the Company’s issued equity instruments including common shares, warrants and options. All information with respect to shares and share-based instruments and related per share amounts have been retrospectively adjusted on a 1:10 basis accordingly.

8.2 WARRANTS

	For the three-month period ended		For the year ended
	March 31, 2021		December 31, 2020
		Weighted average		Weighted average
	Number	exercise price	Number	exercise price
		$		$
Opening balance	7,853,439	2.26	2,676,614	3.80
Issued	-	-	7,500,000	2.20
Exercised	(7,821,700)	2.25	(872,291)	3.50
Expired	(31,739)	3.50	(1,450,884)	4.00
Ending balance	-	-	7,853,439	2.26

8.3 SHARE-BASED PAYMENTS

The Board of Directors determines the price per common share and the number of common shares which may be allocated to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of the TSXV. The plan has a policy that caps the maximum of total options that can be granted to 10% of the total outstanding shares of the Company.

All share-based payments will be settled in equity. The Company has no legal or contractual obligation to repurchase or settle the options in cash.

The Company’s share options are as follows:

	For the three-month period ended		For the year ended
	March 31, 2021		December 31, 2020
		Weighted average		Weighted average
	Number	exercise price	Number	exercise price
		$		$
Opening balance	2,400,000	3.20	1,582,500	2.80
Granted	100,000	12.90	1,192,500	3.64
Exercised	(272,001)	2.79	(145,000)	3.05
Expired	-	-	(230,000)	2.66
Ending balance	2,227,999	3.68	2,400,000	3.20
Options that can be exercised	1,778,000	3.73	2,000,000	3.37

For the three-month period ended March 31, 2021, the Company granted 100,000 options to an officer.

The weighted average fair value of the share options granted were estimated using the Black-Scholes option pricing model based on the following average assumptions:

●	Stock price when granted: $12.90

●	Expected life: 5 years

●	Volatility: 63%

●	Risk-free rate: 0.41%

●	Expected dividend: nil

NOUVEAU MONDE GRAPHITE INC.

Notes to condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

9. EXPLORATION AND EVALUATION EXPENSES

	For the three-month period	For the three-month period
	ended March 31, 2021	ended March 31, 2020
	$	$
Wages and benefits	784	724
Share-based compensation	-	23
Engineering	1,170	1,122
Professional fees	32	214
Materials, consumables, and supplies	63	358
Subcontracting	393	564
Geology and drilling	42	114
Utilities	91	154
Depreciation and amortization	53	93
Other	44	128
Tax credits	(164)	(397)
Exploration and evaluation expenses	2,508	3,097

The exploration and evaluation expenses relate to the Matawinie Property in Quebec. The wages and benefits are net of the grants received as part of the Canada Emergency Wage Subsidy program of $168 in 2021 (nil in first quarter of 2020).

10. LIB ANODE PLANT PROJECT EXPENSES

	For the three-month	For the three-month
	period ended March 31,2021	period ended March 31, 2020
	$	$
Wages and benefits	127	193
Engineering	66	747
Professional fees	90	86
Materials, consumables, and supplies	176	6
Subcontracting	40	163
Depreciation and amortization	41	-
Other	3	11
Grants	(260)	(654)
LiB anode plant project expenses	283	552

The LiB Anode Plant expenses relate to the costs incurred to develop an advanced materials plant in Bécancour, Québec and the second transformation process. The wages and benefits are net of the grants received as part of the Canada Emergency Wage Subsidy program of $23 in 2021 (nil in first quarter of 2020).

11. GENERAL AND ADMINISTRATIVE EXPENSES

	For the three-month	For the three-month
	period ended March 31, 2021	period ended March 31, 2020
	$	$
Wages and benefits	1,260	562
Share-based compensation	485	38
Professional fees	1,132	301
Consulting fees	280	48
Travelling, representation and convention	126	127
Office and administration	241	177
Stock exchange, authorities, and communication	283	1
Depreciation and amortization	197	207
Other financial fees	8	32
General and administrative expenses	4,012	1,493

NOUVEAU MONDE GRAPHITE INC.
Notes to condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

12. NET FINANCIAL COSTS

	For the three-month period	For the three-month period
	ended March 31, 2021	ended March 31, 2020
	$	$
Unrealized foreign exchange loss (gain)	(10)	8
Interest income	(44)	(20)
Interest expense on lease liabilities	30	9
Accretion and interest on borrowings and bond	660	95
Accretion of issue costs	5	-
Loss on disposal of investment	-	4
Net financial costs	641	96

13. ADDITIONAL CASH FLOW INFORMATION

	For the three-month period	For the three-month period
	ended March 31, 2021	ended March 31, 2020
	$	$
Grants receivable	336	62
Deferred grants	(1,398)	1,581
Mining tax credits	(164)	(397)
Sales taxes receivable	(1,071)	(24)
Prepaid expenses	(894)	174
Accounts payable and accrued liabilities	(968)	526
Total net change in working capital	(4,159)	(1,922)

Items not affecting cash
Property and equipment included in accounts payable and accrued liabilities	3,607	-

14. RELATED PARTY TRANSACTIONS

During the three-month period ended March 31, 2021, share-based compensation expenses for key management personnel totalled $462 (nil as at March 31, 2020).

From the equity financing closed on January 20, 2021 (see note 8.1) Pallinghurst purchased 237,932 common shares at a price of $14.50.

In January 2021, the Company issued 76,635 shares in repayment of accrued interests of $797 as at December 31, 2020 on the convertible bond concluded with Pallinghurst.

On February 12, 2021, the Company closed an equity financing in the amount of $5.8M where the Company issued a total of 396,552 common shares at a price of $14.50 per common share. Of this amount, Investissement Québec, acting as mandatory for the government of Québec, subscribed for 317,241 common shares, and Pallinghurst subscribed for the remainder of the common shares.

As at March 31, 2021, the Company had accrued interests payable to Pallinghurst of $565 in connection with its convertible bond.

NOUVEAU MONDE GRAPHITE INC.
Notes to condensed consolidated interim financial statements
(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FINANCIAL RISKS

The Company is exposed to various financial risks resulting from its operations. The Company does not enter into derivative financial instruments for speculative purposes.

The main financial risks to which the Company is exposed as well as its policies for managing such risk are detailed below:

Liquidity risk

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether because of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

As at March 31, 2021, all of the Company’s short-term liabilities totalled $11,979 ($10,587 as at December 31, 2020), have contractual maturities of less than one year and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

With the financing completed in the first quarter of 2021 and the exercise of warrants during the same period, management believes that the Company has sufficient funds to meet its obligation and planned expenditures for the ensuing twelve months as they fall due (see note 1).

	As at March 31, 2021
	Carrying	Contractual	Remainder			2024 and
	amount	cash flows	of the year	Year 2022	Year 2023	forward
Account payables and accrued liabilities	9,422	9,422	9,422	-	-	-
Lease liabilities	2,572	3,101	390	432	412	1,867
Borrowings	3,960	3,965	199	2,010	225	1,531
Convertible bond	14,571	20,843	1,861	2,427	16,555	-

Credit risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company’s credit risk is primarily related to receivables and cash. The receivables consist mainly of the refund of the goods and services tax receivable from the governments of Canada and Quebec, as well as tax credits receivable from the Government of Quebec. The Company mitigates credit risk by maintaining cash with Canadian chartered banks.

Currency risk

Given that most of the Company’s expenditures are in Canadian dollars, the currency risk exposure is limited by maintaining its cash in Canadian dollars. The Company periodically carries a portion of its accounts payable and accrued liabilities in US dollars and Euros and is subject to currency risk on these balances. However, the Company considers this risk to be minimal.

16. COMMITMENTS

LiB Anode Plant Project

As at March 31, 2021, the Company has commitments of $9,922 related to the ongoing LiB Anode Project.

17. SUBSEQUENT EVENTS

No subsequent event up to May 13th, 2021.